UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ITT Educational Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

45068B109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ]Rule 13d-1(c)

[X]Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45068B109	SCHEDULE 13G	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS
Providence Equity Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (See Item 4)
	6	SHARED VOTING POWER	1,483,610 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0 (See Item 4)
	8	SHARED DISPOSITIVE POWER	1,483,610 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,610 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 15 pages

CUSIP No. 45068B109	SCHEDULE 13G	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS
Providence Equity GP VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (See Item 4)
	6	SHARED VOTING POWER	1,483,610 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0 (See Item 4)
	8	SHARED DISPOSITIVE POWER	1,483,610 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,610 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 15 pages

CUSIP No. 45068B109	SCHEDULE 13G	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS
Providence Equity Partners VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (See Item 4)
	6	SHARED VOTING POWER	1,483,610 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0 (See Item 4)
	8	SHARED DISPOSITIVE POWER	1,483,610 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,610 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 15 pages

CUSIP No. 45068B109	SCHEDULE 13G	Page 5 of 15 pages

1	NAMES OF REPORTING PERSONS
Jonathan M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (See Item 4)
	6	SHARED VOTING POWER	1,483,610 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0 (See Item 4)
	8	SHARED DISPOSITIVE POWER	1,483,610 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,610 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 15 pages

CUSIP No. 45068B109	SCHEDULE 13G	Page 6 of 15 pages

1	NAMES OF REPORTING PERSONS
Glenn M. Creamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (See Item 4)
	6	SHARED VOTING POWER	1,483,610 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0 (See Item 4)
	8	SHARED DISPOSITIVE POWER	1,483,610 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,610 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 15 pages

CUSIP No. 45068B109	SCHEDULE 13G	Page 7 of 15 pages

1	NAMES OF REPORTING PERSONS
Paul J. Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (See Item 4)
	6	SHARED VOTING POWER	1,483,610 (See Item 4)
	7	SOLE DISPOSITIVE POWER	0 (See Item 4)
	8	SHARED DISPOSITIVE POWER	1,483,610 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,610 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 15 pages

Item 1(a).         Name of Issuer:

ITT EDUCATIONAL SERVICES, INC.

Item 1(b).         Address of Issuer's Principal Executive Offices:

13000 North Meridian Street
Carmel, Indiana 46032-1404

Item 2(a)          Name of Persons Filing:

Providence Equity Partners VI L.P.
Providence Equity GP VI L.P.
Providence Equity Partners VI L.L.C.
Jonathan M. Nelson
Glenn M. Creamer
Paul J. Salem

The above-listed persons are referred to herein collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island  02903

Item 2(c)          Citizenship:

Providence Equity Partners VI L.P. – Delaware
Providence Equity GP VI L.P. – Delaware
Providence Equity Partners VI L.L.C. – Delaware
Jonathan M. Nelson – United States
Glenn M. Creamer – United States
Paul J. Salem – United States

Item 2(d)          Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e)          CUSIP Number:

45068B109

Page 8 of 15 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.             Ownership

(a)          Amount beneficially owned:

Based on the relationships between the Reporting Persons, as described below, as of December 31, 2011, the Reporting Persons are collectively the beneficial owners of 1,483,610 shares of Common Stock, representing approximately 5.6% of the Issuer’s outstanding Common Stock (based on 26,663,022 shares outstanding as of September 30, 2011, as disclosed on the Issuer’s Form 10-Q filed October 21, 2011).

Providence Equity Partners VI L.P. (“PEP VI”) is the record holder of 1,483,610 shares of the identified class of securities.

Providence Equity GP VI L.P. (“PEP GP VI”) is the sole general partner of PEP VI and may be deemed to share beneficial ownership of shares owned by PEP VI.  PEP GP VI disclaims this beneficial ownership, except to the extent of its pecuniary interest therein.

Providence Equity Partners VI L.L.C. (“PEP VI LLC”) is the sole general partner of PEP GP VI and may be deemed to share beneficial ownership of shares owned by PEP GP VI.  PEP VI LLC disclaims this beneficial ownership, except to the extent of its pecuniary interest therein.

Messrs. Nelson, Creamer and Salem each are members of PEP VI LLC and partners of PEP VI GP and may be deemed to share beneficial ownership of shares owned by PEP VI LLC, PEP VI GP and PEP VI.  Each of Messrs. Nelson, Creamer and Salem disclaims this beneficial ownership, except to the extent of its pecuniary interest therein.

(b)          Percent of class

  See the responses to Item 11 on the attached cover pages.

(c)          Number of shares as to which such person has:

   (i)      Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

  (ii)      Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

  (iii)      Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)     Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Page 9 of 15 pages

Item 5.             Ownership of Five Percent or Less of a Class

Not applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference.  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.              Identification and Classification of Members of the Group

See Item 4.

Item 9.              Notice of Dissolution of Group

Not applicable

Item 10.            Certifications

Not applicable

Page 10 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2012

PROVIDENCE EQUITY PARTNERS VI L.P.
By:	Providence Equity Partners GP VI L.P.,
its sole general partner
By:	Providence Equity Partners VI, L.L.C.,
its sole general partner

By:	/s/ Robert S. Hull
Name:	Robert S. Hull
Title:	Chief Financial Officer

PROVIDENCE EQUITY GP VI L.P.
By:	Providence Equity Partners V, L.L.C.,
its general partner

By:	/s/ Robert S. Hull
Name:	Robert S. Hull
Title:	Chief Financial Officer

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Robert S. Hull
Name:	Robert S. Hull
Title:	Chief Financial Officer

Page 11 of 15 pages

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson

By:	/s/ Glenn M. Creamer
Name:	Glenn M. Creamer

By:	/s/ Paul J. Salem
Name:	Paul J. Salem

Page 12 of 15 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

Page 13 of 15 pages